FOR IMMEDIATE RELEASE
---------------------
                                                Contact:  Patrice Bryan
                                                          Investor Relations
                                                          (757) 306-0299
                                                          InvRel@MetroIS.com

                METRO INFORMATION SERVICES REPORTS THIRD QUARTER
                 REVENUE OF $62.0 MILLION AND CASH EPS OF $0.06

VIRGINIA BEACH, VIRGINIA - OCTOBER 23, 2001 - METRO INFORMATION SERVICES, INC. (NASDAQ: MISI) today reported third quarter 2001 revenue of $62.0 million and diluted earnings per share of $0.02. Cash earnings per share (diluted earnings per share excluding amortization of goodwill, net of tax effects) was $0.06 for third quarter 2001.

John Fain, CEO of Metro, discussing the third quarter results said, "Our third quarter results are in line with the guidance we provided on July 26, 2001. We believe these are good results especially in light of the events of September 11th and the slowdown in the economy."

Continuing, Fain said, "We expect the economic conditions will continue to limit growth opportunities in the fourth quarter. During this time we will focus on doing all we can to serve the current needs of our clients and consultants, while at the same time positioning the Company to benefit once industry conditions improve. Our business development activities are oriented toward building market share. Our specific goals for the fourth quarter include expanding our client base; increasing our preferred vendor and national account relationships; pursuing additional project outsourcing/IT solutions opportunities; and continuing the development of our IT Human Capital Management service offering, vSMART."

Commenting on the planned merger with Keane, Inc. (AMEX: KEA), Fain said, "We have completed all regulatory reviews required to complete the merger and scheduled our shareholder vote for November 30, 2001. Metro shareholders will soon receive proxy materials for this meeting."

Bob Eveleigh, CFO of Metro, said, "Our third quarter results include a 12.9% drop in selling, general and administrative costs (before merger costs) realized from the cost reduction initiatives we implemented in the second quarter. We have made good progress towards adjusting our cost structure and continue to focus on matching expense levels with revenue and gross profit."

Continuing, Eveleigh said, "We also continue to reduce our debt level. In the third quarter total debt fell by $8.4 million to $66.8 million. For the first nine months of 2001, total debt has fallen by more than $16.7 million."

Third quarter results include three nonrecurring items. Costs related to the Metro's planned merger with Keane, Inc. totaled $153,327 in the third quarter. One time costs related to Metro's cost reduction initiatives total $91,469. These costs consist of employee severance pay and benefits and lease termination costs. The sale of one of the Company's offices resulted in $200,000 of income in the third quarter. Taken together, these items decreased diluted EPS by $0.01, but had no effect on cash EPS.

Metro will not hold a conference call to discuss this release. Instead a summary of statistics normally covered in the conference call is included in this press release after the financial statements.

Metro serves 33 metropolitan markets providing a wide range of information technology consulting services and solutions. Metro's services include application systems development and maintenance, information technology architecture and engineering, systems consulting, project outsourcing and general support services. Metro consultants work on all major technology platforms including the rapidly growing e-Business area. Information about Metro is available via the Internet's World Wide Web at http://www.MetroIS.com and through Metro's Investor Relations Department.

Certain matters discussed in this news release are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. All statements made in this news release, other than those consisting solely of historical facts, that address events or developments that the Company expects or anticipates will or may occur in the future, such as expectations about limitations on growth opportunities in the fourth quarter, expansion of our customer base, increasing our preferred vendor and national account relationships; pursuing additional project outsourcing/IT solutions opportunities and continuing the development of our IT Human Capital service offering, vSMART, cost reductions, gross profits and other operating results, the prospects for new business, and references to business strategy, future success, and other events, are forward-looking statements. These forward-looking statements are subject to a number of known and unknown risks and uncertainties, including, the budgets and spending patterns of our Clients, the company's ability to successfully integrate and operate acquired businesses and the risks associated with such businesses; the future profitability of acquired businesses; competition; and other factors. Other factors and assumptions not identified above were also involved in the derivation of these forward-looking statements, and the failure of such other assumptions to be realized as well as the risks and uncertainties discussed above and other factors may cause actual results to differ materially from those projected. The Company assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements. Please refer to a discussion of these and other factors in the Company's most recent Form 10-K, Form 10-Q and other documents filed with the Securities and Exchange Commission.
--------------------------------------------------------------------------------

                        CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------
                       STATEMENTS OF INCOME (UNAUDITED)

                                                                          THREE MONTHS                      NINE MONTHS
                                                                      ENDED SEPTEMBER 30,               ENDED SEPTEMBER 30,
                                                                -----------------------------     -----------------------------
In thousands, except per share data                                     2001             2000             2001             2000
                                                                ------------     ------------     ------------     ------------
Revenue                                                              $62,046          $77,880         $210,662         $235,889
Cost of revenue                                                       44,771           54,265          152,202          166,999
                                                                ------------     ------------     ------------     ------------
Gross profit                                                          17,275           23,615           58,460           68,890
                                                                ------------     ------------     ------------     ------------
Selling, general and administrative expenses                          13,353           17,271           47,296           51,148
Depreciation expense                                                     902              784            2,664            2,427
Amortization expense                                                   1,267            1,205            3,828            3,542
                                                                ------------     ------------     ------------     ------------
     Total operating expenses                                         15,522           19,260           53,788           57,117
                                                                ------------     ------------     ------------     ------------
Restructuring charge                                                      91             (330)             995              417
                                                                ------------     ------------     ------------     ------------
Operating income                                                       1,662            4,685            3,677           11,356
                                                                ------------     ------------     ------------     ------------
Net interest expense                                                  (1,068)          (2,375)          (3,675)          (5,146)
Other income                                                             200                -            1,200                -
                                                                ------------     ------------     ------------     ------------
Income before income taxes                                               794            2,310            1,202            6,210
Income taxes                                                             502            1,132              909            2,721
                                                                ------------     ------------     ------------     ------------
Net income                                                           $   292          $ 1,178         $    293         $  3,489
                                                                ============     ============     ============     ============
Net income per share:
     Basic                                                           $  0.02          $  0.08         $   0.02         $   0.23
                                                                ============     ============     ============     ============
     Diluted                                                         $  0.02          $  0.08         $   0.02         $   0.23
                                                                ============     ============     ============     ============
 Cash EPS (1)                                                        $  0.06          $  0.12         $   0.14         $   0.32
                                                                ============     ============     ============     ============
Weighted average number of shares outstanding:
     Basic                                                            15,338           15,123           15,278           15,077
                                                                ============     ============     ============     ============
     Diluted                                                          15,340           15,123           15,283           15,084
                                                                ============     ============     ============     ============

(1) Cash EPS is earnings per share calculated excluding amortization of goodwill, net of tax effects. Cash EPS is not recognized by generally accepted accounting principles.
-----------------------------------------------------------------------------
       PROFORMA STATEMENTS OF INCOME WITHOUT ONE-TIME ITEMS (UNAUDITED)

                                                                          THREE MONTHS                      NINE MONTHS
                                                                      ENDED SEPTEMBER 30,               ENDED SEPTEMBER 30,
                                                                -----------------------------     -----------------------------
In thousands, except per share data                                     2001             2000             2001             2000
                                                                ------------     ------------     ------------     ------------
Revenue                                                              $62,046          $77,880         $210,662         $235,889
Cost of revenue                                                       44,771           54,265          152,202          166,999
                                                                ------------     ------------     ------------     ------------
Gross profit                                                          17,275           23,615           58,460           68,890
                                                                ------------     ------------     ------------     ------------
Selling, general and administrative expenses                          13,232           16,532           47,150           50,065
Depreciation expense                                                     902              784            2,664            2,397
Amortization expense                                                   1,267            1,205            3,828            3,542
                                                                ------------     ------------     ------------     ------------
     Total operating expenses                                         15,401           18,521           53,642           56,004
                                                                ------------     ------------     ------------     ------------
Restructuring charge                                                       -                -                -                -
                                                                ------------     ------------     ------------     ------------
Operating income                                                       1,874            5,094            4,818           12,886
                                                                ------------     ------------     ------------     ------------
Net interest expense                                                  (1,068)          (1,502)          (3,675)          (4,273)
Other income                                                               -                -                -                -
                                                                ------------     ------------     ------------     ------------
Income before income taxes                                              806            3,592            1,143            8,613
Income taxes                                                             371            1,760              526            3,774
                                                                ------------     ------------     ------------     ------------
Net income                                                           $   435          $ 1,832         $    617         $  4,839
                                                                ============     ============     ============     ============
Net income per share:
     Basic                                                           $  0.03          $  0.12         $   0.04         $   0.32
                                                                ============     ============     ============     ============
     Diluted                                                         $  0.03          $  0.12         $   0.04         $   0.32
                                                                ============     ============     ============     ============
Cash EPS (1)                                                         $  0.06          $  0.16         $   0.13         $   0.41
                                                                ============     ============     ============     ============
Weighted average number of shares outstanding:
     Basic                                                            15,338           15,123           15,278           15,077
                                                                ============     ============     ============     ============
     Diluted                                                          15,340           15,123           15,283           15,084
                                                                ============     ============     ============     ============

--------------------------------------------------------------------------------
                                BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                      (UNAUDITED)
                                                                      SEPTEMBER 30,                          DECEMBER 31,
                                                                          2001                                   2000
                                                                    ----------------                        -------------
In thousands
Assets
------
Current assets:
     Cash and cash equivalents                                          $     84                               $    604
     Accounts receivable, net                                             44,235                                 54,923
     Prepaid expenses                                                      1,656                                  2,378
     Other current assets, net                                               279                                  1,044
     Deferred income taxes                                                 2,153                                  2,194
                                                                     -----------                             ----------
        Total current assets                                              48,407                                 61,143
                                                                     -----------                             ----------
Property and equipment, net                                               10,824                                 11,889
Goodwill and other intangibles, net                                      112,145                                115,973
Other assets                                                                 234                                    275
                                                                     -----------                             ----------
        Total assets                                                    $171,610                               $189,280
                                                                     ===========                             ==========

Liabilities and Shareholders' Equity
------------------------------------
Current liabilities:
     Accounts payable                                                   $  4,059                               $  4,029
     Accrued compensation and benefits                                    11,882                                 14,466
                                                                     -----------                             ----------
        Total current liabilities                                         15,941                                 18,495
                                                                     -----------                             ----------
Line of credit facilities                                                 66,752                                 83,443
Deferred income taxes                                                      2,961                                  2,405
Other long-term liabilities                                                2,326                                      -
                                                                     -----------                             ----------
        Total liabilities                                                 87,980                                104,343
                                                                     -----------                             ----------
Shareholders' equity                                                      83,630                                 84,937
                                                                     -----------                             ----------
        Total liabilities and shareholders' equity                      $171,610                               $189,280
                                                                     ===========                             ==========

--------------------------------------------------------------------------------
                                  STATISTICS
--------------------------------------------------------------------------------

REVENUE RELATED STATISTICS:                                             STAFF STATISTICS:
--------------------------                                              ----------------
Client rankings:                                                        Ending number of full-time consultants               1,808
  Top 1 client represents 4.8% of revenue                               Last twelve months staff utilization                 86.3%
  Top 5 clients represents 15.7% of revenue                             Last twelve months staff productivity                95.9%
  Top 10 clients represents 24.2% of revenue                            Quarter staff utilization                            86.4%
                                                                        Quarter staff productivity                           96.9%
Number of clients with billings over $25,000,
   (trailing 12 months), - 621
Total number of markets - 33                                            SERVICE AREAS STATISTICS:
Bill rate - end of period 9/30/01 -                                     ------------------------
   up 3.7% since 9/30/00 to $69.50                                      Solutions based assignments                            10%
Pay rate - end of period 9/30/01 - up 5.6% since 9/30/00                Consultants in each service area:
Quarterly amortization of goodwill,                                        Application development & maintenance               71%
   (excluding other intangibles), -  $891,788                              Architecture and engineering                        11%
Days sales outstanding - 56                                                Systems consulting                                   3%
                                                                           Project outsourcing                                  4%
                                                                           General support services                            11%

Source:  Metro Information Services, Inc.